							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Three Months Ended
	March 31,		Year Ended December 31,
	(Unaudited)
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income taxes	$6,141	$5,378	$15,139	$19,812	$20,692	$10,355	$28,050
Equity in net (income) loss of affiliates included above	(9)	173	128	(98)	(79)	(175)	(642)
Fixed charges	2,334	1,906	8,854	7,296	6,592	5,295	5,452
Distributed income of equity affiliates	7	8	46	61	30	148	318
Interest capitalized	(161)	(231)	(903)	(892)	(797)	(234)	(284)

Earnings, as adjusted	$8,312	$7,234	$23,264	$26,179	$26,438	$15,389	$32,894

Fixed Charges:
Interest expense	$1,771	$1,293	$6,300	$4,910	$4,120	$3,613	$3,940
Interest capitalized	161	231	903	892	797	234	284
Portion of rental expense representative of interest factor	402	382	1,651	1,494	1,675	1,448	1,228

Fixed Charges	$2,334	$1,906	$8,854	$7,296	$6,592	$5,295	$5,452

Ratio of Earnings to Fixed Charges	3.56	3.80	2.63	3.59	4.01	2.91	6.03